THE SALE OF THE UNITS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE UNITS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF A UNIT IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF THE UNITS ARE SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT
OF
2 ROW BREWING LLC

THIS OPERATING AGREEMENT (together with the schedules attached hereto, this "**Agreement**" or the "**Operating Agreement**") of 2 Row Brewing LLC, a Utah limited liability company (the "**Company**"), is made and entered into effective as of June 13, 2020, (the "**Effective Date**"), by the Members of the Company, (each a "**Member**" and collectively the "**Members**"). Capitalized terms used and not otherwise defined herein have the meanings set forth on **<u>Addendum A</u>** hereto.

RECITALS:

The Company was formed on May 15, 2014 as 2 Row Brewing Inc, a Utah corporation, pursuant to the provisions of the Utah Revised Business Corporation Act, by filing Articles of Incorporation with the Division of Corporations and Commercial Code of the Utah Department of Commerce (the "**Division**"). The Company was converted into a Utah limited liability company under the Utah Revised Uniform Limited Liability Company Act, U.C.A. § 48-3a-101 et seq. (as amended, the "**Act**") by filing Articles of Conversion with the Division and a Certificate of Organization on [DATE].

The parties intend by this Agreement to define their rights and obligations with respect to the Company's governance and financial affairs and to adopt guidelines and procedures for the conduct of the Company's business and activities. Therefore, pursuant to the Act, the parties designate and adopt this Agreement as the Company's operating agreement. The Agreement amends, restates and replaces all prior agreements by and/or among any or all of the parties hereto.

AGREEMENT

Section 1. Name.

The name of the Company shall be and the business shall be conducted under the name of "**2 Row Brewing LLC**" or under such other name or names as the Board of Managers may determine. The Company is specifically authorized to apply for and operate under such other names as the Board of Managers may determine. The Board of Managers is authorized to execute and deliver or file such documents and to take such actions as it may consider advisable to permit the Company to use and to ensure the Company's right to use any such names.

Section 2. Principal Place of Business.

The location of the principal place of business of the Company shall be such place as the Board of Managers may from time to time determine (the "**Principal Office**"). The Company may maintain offices and places of business at such other place or places within or outside the State of Utah as the Board of Managers deems advisable. The Board of Managers is authorized and directed to execute and deliver or file such documents and to take such actions as it may consider advisable to permit the Company to conduct its business in such states.

Section 3. Registered Office. Registered Agent and Designated Office.

Until changed by the Board of Managers, the address of the registered office and designated office of the Company is 6856 South 300 West, Midvale, Utah 84047, or such other location as may hereafter be determined by the Board of Managers. Until changed by the Board of Managers, the name and address of the registered agent of the Company for service of process on the Company is Brian Coleman, located at 6856 South 300 West, Midvale, Utah 84047, or such other location as may hereafter be determined by the Board of Managers.

Section 4. Articles of Conversion and Certificate of Organization.

The Articles of Conversion and Certificate of Formation have been filed with the Division, and the Board of Managers shall execute, deliver and file any amendments and/or restatements of the Company's Certificate of Formation and make such reports and filings with the Division as may be necessary from time to time for the Company to maintain its qualification to do business in Utah and in any other jurisdiction in which the Company may wish to conduct business. The existence of the Company as a separate legal entity shall continue until cancellation of the Certificate of Formation as provided in the Act.

Section 5. Purposes.

The business of the Company shall be to engage in any lawful business activities for which limited liability companies may be organized pursuant to the Act. The purposes of the Company may be conducted directly by the Company or indirectly through other companies, subsidiaries, joint ventures or other arrangements. In connection with or in furtherance of such purposes, the Company may engage in any lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the State of Utah that are related or incidental to and necessary, convenient or advisable for the accomplishment of the above-mentioned purposes.

Section 6. Units.

(a) Classes of Units. As of the date of this Agreement, the Company has two authorized classes of Units, Class A and Class B (together with such other classes established in the future, each a "**Class**"). The Units have the following rights:

(i) Class A Units. Owners of Class A Units are sometimes referred to herein as Class A Members. Each Class A Unit is entitled to one vote on Company matters and is entitled to allocations of profits, losses and distributions as provided in Sections 12 and 17 of this Agreement. The Company is authorized to issue such number of Class A Units as the Board of Managers determines is in the best interests of the Company.

(ii) Class B Units. Owners of Class B Units are sometimes referred to herein as Class B Members. Class B Members and Class B Units are non-voting except as specifically set forth herein or required by applicable law. Each Class B Unit is entitled to allocations of profits, losses and distributions as provided in Sections 12 and 17 of this Agreement. The Company is authorized to issue such number of Class B Units as the Board of Managers determines is in the best interests of the Company.

(iii) Additional Classes. Subject to consent of the Board of Managers, additional Classes of Units may be authorized and issued from time-to-time in one or more series. Upon obtaining the requisite consent of the Board of Managers, the Board of Managers shall reflect any such authorization or issuance by attaching a Unit Class designation (a "**Unit Class Designation**") to this Agreement (which shall be deemed an amendment to this Agreement requiring only the approval of the Board of Managers and any Preferred Classes in accordance with the applicable Unit Class Designation), that contains the designation, powers, preferences and rights of the Units of each such Class, the qualifications, limitations or restrictions thereof, and the number of Units constituting any such Class or any of them. The Company is authorized to issue such number of additional Classes and Units as the Board of Managers determines is in the best interests of the Company. Classes issued pursuant to a Unit Class Designation shall be referred to herein as "**Preferred Classes**".

(b) Additional Units. The Board of Managers may sell or distribute such additional Units ("**Additional Units**") to any persons in order to advance the best interests of the Company. The Additional Units may be of the same Class as a Class described in paragraph (a) or may be of a new Class designated in accordance with Section 6(a)(iii). Any person receiving Additional Units shall become a Member of the Company for all purposes upon agreeing to be bound by this Agreement. The sale or distribution by the Board of Managers of Additional Units, and the admission of any transferee as an additional Member, shall not cause the dissolution of the Company.

(c) Drag-Along. Subject to the rights of any Preferred Classes, if a Member or group of Members (the "**Majority Sellers**") desires to transfer Units to one or more third parties through any transaction or series of related transactions and if, after such transfer(s), the remaining Members would no longer beneficially own in the aggregate more than fifty percent (50%) of the Class A Units then outstanding, and such transaction or series of related transactions receives approval of the Board of Managers, the Majority Sellers shall have the right, but not the obligation, to require the non-selling Members (the "**Minority**") to sell all, but not less than all, of their Units to the third party purchaser(s) on the same terms and conditions as those received by the Majority Sellers. The Majority Sellers shall give written notice of intent to exercise their rights under this section to the Minority at least thirty (30) days prior to the closing of the sale to the third party purchaser(s). Such notice shall contain the material terms and conditions of the sale and the identity of the third party purchaser(s).

Section 7. <u>Members.</u>

(a) Authorization of Units. A list of the Members (the "**Member List**"), number and Class of the issued and outstanding Units (as amended from time to time) is set forth in the Company's records and available for review by Members in accordance with the Act. As of the date of this Operating Agreement, the Member List is attached hereto (and adopted and approved by all Members and the Board of Managers) as **Exhibit A.**

(b) Current Members. The mailing address of and the number and Class of Units owned by each of the Members as of the date of this Agreement is set forth on the Member List.

(c) Duties of Members. The only duties of the Members to the Company or to each other in respect of the Company shall be those established in this Agreement, and there shall be no other express or implied duties of the Members to the Company or to each other in respect of the Company.

(d) Liability of Members. Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company.

(e) The following provisions shall govern the meetings and actions of the Members:

(i) Notice of Meetings. An annual meeting of the Members may be held at the option of the Board of Managers or upon the written request of Members holding at least 20% of the outstanding Units held by all of the Members. A special meeting of Members may be called by the Board of Managers or Members holding at least 20% of the outstanding Units held by all of the Members, or by the President of the Company, by written request to the Chairman of the Board of Managers to call a special meeting of the Members. Such written request shall state the purpose or purposes the requesting party desires to achieve at such meeting. The Chairman of the Board of Managers shall cause written notice of any meeting of the Members (annual or special), stating the time, place and purpose of the meeting, to be given either by personal delivery or by mail not less than fourteen (14) nor more than sixty (60) days before the date of the meeting to each Member of record. If mailed, such notice shall be addressed to the Member at the Member's address as it appears in the Unit Journal.

(ii) Quorum. The Members, present in person or represented by proxy, holding a majority of the outstanding Units held by all of the Members, shall constitute a quorum for transaction of business at any meeting of the Members. Members holding a majority of the outstanding Units held by all of the Members at such meeting (whether or not a quorum is present) may adjourn such meeting from time to time. Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting.

(iii) Organization. At each meeting of the Members, the Chairman of the Board of Managers or, in his or her absence, the individual chosen by the vote of the Members present who hold a majority of the Units held by the Members who are present shall act as chairman of the meeting; and the Secretary or, in his or her absence, any Person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting.

(iv) Order of Business. The order of business at each meeting of the Members shall be determined by the chairman of the meeting, but such order of business may be changed by the vote of the Members present who hold a majority of the Units held by the Members who are present.

(v) Voting.

(A) Each Member shall have one vote for each Unit registered in his, her or its name on the books of the Company. All questions at a meeting shall be decided by a majority vote of the number of Units represented at the meeting at the time of the vote except where otherwise required by the Act or this Agreement.

(B) Persons who hold Units in a fiduciary capacity shall be entitled to vote the Units so held. If Units are held in the names of two or more Persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more Persons have the same fiduciary relationship respecting the same Units, unless the Secretary has been given written notice to the contrary and has been furnished with a copy of the instrument or order so providing, their acts with respect to voting shall have the following effect: (i) if only one votes, his, her or its act shall bind all; (ii) if more than one votes, the act of the majority voting shall bind all; and (iii) if more than one votes, but the votes are evenly split on any particular matter, then, except as otherwise required by law, each Person may vote the Units in question proportionately.

(C) No Member shall have any cumulative voting rights.

(D) Class B Units shall have no voting rights and shall not be deemed "Units" for voting, quorum, calling a special meeting or other similar purposes.

(vi) Action by Members Without Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the actions so taken, shall be signed by the Members holding a majority of the outstanding Units held by all of the Members. Prompt notice of the taking of the action without a meeting by less than a unanimous consent shall be given to all Members, but the failure to provide such notice shall not affect the validity of the action.

(vii) Telephonic Meetings. The Members may participate in and act at any meeting of the Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Persons so participating.

(viii) Proxies. Any Person who is entitled to attend or vote at a meeting or to execute consents, waivers, or releases may be represented or vote at such meeting, execute consents, waivers, and releases, and exercise any of such Person's other rights by proxy or proxies appointed by a writing signed by such Person or such Person's duly appointed attorney-in-fact.

(ix) Place of Meeting. All meetings of Members shall be held at the place stated in the notice of meeting, which may be within or without the State of Utah, as the Board of Managers shall determine.

(x) Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing executed by the Member, whether before, at or after the time stated therein, shall

be equivalent to the giving of such notice. The attendance of any Member at any such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Member of notice of such meeting.

Section 8. Powers.

(a) Exercise of Powers. The Company, and the Board of Managers on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 5 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

(b) Certain Actions. The Company shall not take any of the following actions without the consent of a Member Supermajority, which consent may be given either in writing or pursuant to a regular or special meeting of the Members:

(i) The dissolution of the Company pursuant to Section 17 of this Agreement;

(ii) The amendment of the Certificate of Organization or this Agreement pursuant to Section 24 of this Agreement;

(iii) Any change of entity by the Company, including the conversion of the Company from a limited liability company form of organization to a corporate form of organization; and

(iv) Any Reorganization or Bankruptcy.

Section 9. Management.

(a) Authority of the Members. Except as otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or to assume any obligations or responsibility on behalf of, or bind any other Member or the Company. Each of the Members agrees that it shall not represent to any third party with whom such Member is in contact concerning the affairs or the business of the Company that such Member has any authority to act for, or to assume any obligations or responsibilities on behalf of, the Company unless expressly authorized by the Board of Managers. The Members hereby waive all rights under Section 48-3a-407(3)(c)(ii) of the Act. The right of the Members to bring an action pursuant to Section 48-3a-802 of the Act is hereby restricted to the maximum extent reasonable.

(b) Managers; Dispute Resolution. The business and affairs of the Company shall be managed by or under the direction of the Board of Managers, and the Members shall have no right to act on behalf of or bind the Company, except as otherwise stated in this Agreement. Acting in accordance with the provisions of this Agreement, the Managers shall have all of the rights, powers and obligations of a manager under the Act and as otherwise provided by law, except that the Managers shall not be agents of the Company and the act of a Manager, other than in performance of his or her duties hereunder, shall not bind the Company. The Board of Managers shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. If the Managers are unable to reach majority consent on any matter, Members holding a majority of the Class A Units (or other existing voting Units together voting as a single Class) shall resolve such stalemate. If at any time under this Agreement a stalemate exists among the Members as to any matter requiring Member approval (i.e., no majority vote can be obtained) and such stalemate continues for more than ten (10) business days, the Class A Members may jointly agree to submit the matter to the other Members for resolution (one Unit per vote)

or, absent such agreement, any voting Member may submit the applicable matter to binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules held in Salt Lake City, Utah, and all Members and Managers hereby agree to be bound by the decision rendered (and pay the fees in the manner decided) thereby.

(c) Number of Managers. The number of Managers of the Company shall be not less than one (1) nor more than five (5) (sometimes referred to herein as the "**Managers**" and sometimes as the "**Board of Managers**"). The number of Managers may be fixed or changed within the range specified in this Section 9(c) by the Board of Managers, but no decrease may shorten the term of any incumbent Manager. Subject to Section 9(d), each Manager shall be elected by the affirmative vote or written consent of Members holding a majority of the outstanding Units of the Company. The names of the current Board of Managers shall be recorded and maintained by the Secretary in the Company's records. As of the date of this Operating Agreement, the Members hereby appoint **Brian Coleman** and **Dede Coleman** as the initial members of the Board of Managers to hold their office until their successor has been elected and qualified, or until his earlier death, resignation or removal. The Board of Managers may appoint a board of advisors "**Board of Advisors**" with or without compensation. The Board of Advisors shall have such number as determined by the Board of Managers and each individual may be removed at any time with or without cause by the Board of Managers. The Board of Advisors shall be advisory only and shall have no authority to act on behalf of the Company. The Board of Managers may, but shall not be obligated to, consult with the Board of Advisors on any matter.

(d) Term. Each Manager shall hold office until a successor is selected and qualified or upon such Manager's earlier resignation, death, or removal. Any Manager may be removed from office at any time, without assigning any cause, by the affirmative vote or written consent of Members holding a majority of the outstanding Units. A Manager may resign at any time by giving a written notice of resignation to the Company. A resignation of a Manager is effective when the notice is received by the Company unless the notice specifies a later effective date. If a vacancy occurs on the Board of Managers, including a vacancy resulting from an increase in the number of Managers, the Members may fill the vacancy, or the Board of Managers may fill the vacancy until the next meeting of the Members, or, if the Managers remaining in office constitute fewer than a quorum of the Board of Managers, they may fill the vacancy by the affirmative vote of a majority of all the Managers remaining in office until the next meeting of the Members. The Board of Managers shall have the authority to create staggered board terms if they deem it in the best interest of the Company.

(e) Meetings. The following provisions shall govern meetings and actions of the Managers:

(i) Regular Meetings. A regular meeting of the Board of Managers shall be held without notice at the same place as and immediately following the annual meeting of Members. The Board of Managers may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

(ii) Special Meetings. Special meetings of the Board of Managers may be called by any Manager, or the President, or by a Member that holds (or Members that, in the aggregate, hold) at least 15% of the outstanding Units by demand provided to the Secretary. Written notice of any special meeting, stating the time, place and purpose of the meeting, shall be given either by personal delivery or by e-mail not less than three (3) days nor more than thirty (30) days before the date of the meeting to each Manager. Such notice shall be sent to the Managers in accordance with Section 26 of this Agreement.

(iii) Meetings Held Upon Member Demand. Within five Business Days after the Secretary receives a valid demand for a meeting of the Board of Managers from a Member or

Members pursuant to Section 9(e)(ii), it shall be the duty of the Secretary to cause a special or regular meeting of the Board of Managers, as the case may be, to be duly called and held on notice no later than five (5) Business Days after receipt of such demand. If the Secretary fails to cause such a meeting to be called and held as required by this Section 9(e), the Member or Members making the demand may call the meeting by giving at least five (5) days' notice in accordance with Section 26 at the expense of the Company.

(iv) Quorum; Actions. A majority of the number of Managers shall constitute a quorum for transaction of business at any meeting of the Managers. The act of a majority of the total number of duly appointed or elected Managers (not just a majority of those present at the meeting) is the act of the Managers (e.g., if the Company has five Managers on the Board of Managers, three votes are required to approve any act of the Board of Managers regardless of the number of Managers attending a meeting in person or by proxy).

(v) Proxies. A Manager may cast or authorize the casting of a vote by filing a written appointment of proxy with the Secretary at or before the meeting at which the appointment is to be effective. Any copy of the original of such appointment may be filed in lieu of the original if it is a complete and legible reproduction of the entire original and the filing may be made by any means of transmission so long as the transmission contains information sufficient to determine that the Manager authorized such transmission.

(vi) Absent Managers. A Manager may give advance written consent or opposition to a proposal to be acted on at a meeting of the Board of Managers. If such Manager is not present at the meeting, such consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but such consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Manager has consented or objected.

(vii) Action by Managers Without Meeting. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if a consent in writing, setting forth the actions so taken, shall be signed by all of the Managers.

(viii) Telephonic Meetings. The Managers may participate in and act at any meeting of the Managers through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Persons so participating.

(ix) Place of Meeting. Meetings of Managers shall be held at the place stated in the notice of meeting.

(x) Waiver of Notice. When any notice is required to be given to any Manager, a waiver thereof in writing executed by the Manager, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. The attendance of any Manager at any such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Manager of notice of such meeting.

(f) Officers. The Board of Managers shall elect officers of the Company. The officers may include a president, one or more vice presidents, treasurer, secretary and such other officer or officers as the Board may deem necessary. The Board may also designate a Chief Executive Officer whom shall be deemed the senior officer of the Company and shall be a voting member of the Board of Managers. Any two or more of such offices may be held by the same person. The officers of the Company (if any) shall hold office until their successors are elected and qualified, or for such other period as the Board of Managers may provide, but any officer may be removed at any time, with or without cause, by the Board of Managers without prejudice to the contract rights, if any, of the officers who were removed. All of the officers of the Company shall at all times be and remain subject to the direction or control of the Board of Managers.

(i) President.

(A) The Company shall be managed by a President. The initial President shall be **Brian Coleman**. The Board of Managers delegates to the President the authority to oversee and supervise the Company's business. Except as otherwise provided in this Agreement, the President is authorized to determine all questions relating to the day-to-day conduct, operation and management of the business of the Company. The President is directly responsible to the Board of Managers. The President shall serve at the will of the Board of Managers and shall perform all duties typically performed by such officer or normally associated with that office subject to limitations, which may be imposed from time to time by the Board of Managers. Unless separately designated, in the event that the Board has designated a Chief Executive Officer, the Chief Executive Officer shall also be deemed the President of the Company.

(B) The President may delegate such part of his or her duties as he or she may deem reasonable or necessary in the conduct of the business of the Company to one or more employees of the Company, who shall each have such duties and authority as is determined from time to time by the President or as may be set forth in any agreement between such employee and the Company.

(ii) Secretary. The Secretary shall be secretary of and shall attend all meetings of the Members and Board of Managers and shall record all proceedings of such meetings in the minute book of the Company. He or she shall give proper notice of meetings of Members and the Board of Managers. He or she shall perform such other duties as may from time to time be prescribed by the Board of Managers or the President. Unless otherwise prescribed by the Board of Managers or the President, the President shall serve as Secretary at the will of the Board of Managers and shall perform all duties typically performed by such officer or normally associated with that office subject to limitations which may be imposed from time to time by the Board of Managers. At any time that a Secretary is not separately designated by the Board, the President shall act as the Company Secretary.

(iii) Treasurer. The Treasurer shall keep or cause to be kept accurate accounts of all moneys of the Company received or disbursed. He or she shall deposit or cause to be deposited all moneys. drafts and checks in the name of and to the credit of the Company in such banks and depositaries as the Board of Managers or the President shall from time to time designate. He or she shall have power to endorse or cause to be endorsed for deposit or collection all notes, checks and drafts received by the Company. He or she shall disburse or cause to be disbursed the funds of the Company as ordered by the President. He or she shall render to the Board of Managers and the President whenever required an account of all his or her transactions as Treasurer and of the financial condition of the Company and shall perform such other duties as set forth in Section 16 and as may

from time to time be prescribed by the Board of Managers or the President. Unless otherwise prescribed by the Board of Managers or the President, the President shall serve as Treasurer at the will of the Board of Managers. At any time that a Treasurer is not separately designated by the Board, the President shall act as the Company Treasurer.

(iv) Duties of Other Officers. The duties of such other officers and agents as the Board of Managers may designate shall be set forth in the resolution creating such office or agency or by subsequent resolution.

(v) Compensation. The officers of the Company and members of the Board of Managers and/or Board of Advisors shall receive such compensation for their services as may be determined from time to time by the Board of Managers or as shall be set forth in a written agreement. No officer shall be prevented from receiving compensation by reason of the fact that he or she is also a Member or on the Board of Managers and/or Board of Advisors. Appointment as an officer shall not of itself create a contract or other right to compensation for services performed as such officer.

(g) Chairman of the Board of Managers. No later than December 31 of each year, beginning with December 31, 2020, the Board of Managers shall elect a Chairman for the following calendar year by majority vote. The Chairman may be removed and replaced by a majority of the Board prior to the end of the applicable term for cause (as reasonably determined by a majority of the Board). The Chairman shall serve at the will of the Board of Managers in accordance with the terms of this Agreement and, to the extent deemed necessary by the Board of Managers, subject to a separate agreement between him or her and the Company, and the Chairman, shall perform all duties required by this Agreement and any such separate agreement. As of the date of this Operating Agreement, **Brian Coleman** is appointed as the initial Chairman to hold his office until his successor has been elected and qualified, or until his earlier death, resignation or removal.

(h) Committees. The Board of Managers may create one or more committees as it may deem appropriate and appoint members of the Board of Managers to serve on such committees. Each committee may exercise those aspects of the authority of the Board of Managers, which the Board of Managers confers upon such committee in the resolution creating the committee.

Section 10. Limited Liability.

Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither the Managers nor the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager or Member.

Section 11. Capital Contributions and Capital Accounts.

(a) On the date hereof the Members have contributed the services and/or cash as set forth on **Exhibit A**. In exchange for such capital contributions, the Members have received the number and Class of Units set forth opposite such Member's name on the Member List, subject to certain terms and conditions stated in this Agreement. The Members may contribute to the Company additional property and cash described on and with an agreed value as stated in the records of the Company.

(b) Capital Accounts. A separate Capital Account (each, a "**Capital Account**") shall be maintained for each Member in accordance with Code Section 704 and Treasury Regulations Section 1.704-

1(b)(2)(iv). The Board of Managers shall increase or decrease the Capital Accounts in accordance with the rules of such regulations including, without limitation, upon the occurrence of any of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

(c) Return of Capital. No Member shall have the right to withdraw or obtain a return of a capital contribution unless and to the extent authorized by this Agreement. The return of a Member's capital contribution may not be withdrawn in the form of property other than cash except as provided in his Agreement or authorized by the Board of Managers.

Section 12. Allocation of Net Profits and Net Losses and Distributions.

(a) Book Allocations of Net Profit and Net Losses. Net Profit and Net Losses shall be allocated among the Capital Accounts of the Members as follows, subject to the rights of any Preferred Classes issued:

(i) Allocation of Net Losses. The Net Losses shall be allocated to the Units on a pro rata basis.

(ii) Allocation of Net Profit. Net Profit shall be allocated first among Members that were previously allocated Net Losses. This allocation shall be accomplished pro rata, based on previously allocated Net Losses until all previous allocations of Net Losses have been offset. Any remaining Net Profit shall be allocated to all Units on a pro rata basis.

(b) Tax Allocations. The Board of Managers shall allocate the items of income, gain, loss and deduction of the Company for federal income tax purposes among the Members in the same manner that such items are allocated to the Members' Capital Accounts.

(c) Tax Credits. All tax credits shall be allocated among the Members in accordance with applicable law.

(d) Code Section 704(c) Allocations. In accordance with Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for income tax purposes and its book value for Capital Account purposes, in the same manner as such variations are treated under Code Section 704(c). Any elections or other decisions related to such allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 12(d) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of income, gain, loss or deduction pursuant to any provision of this Agreement.

(e) Cash Distributions. The Board of Managers may determine from time to time, in its sole discretion, to make distributions of all or part of the Company's Excess Cash Flow. Subject to the rights of any Preferred Classes issued after the date hereof and except as provided in Section 17 and Tax Distributions made pursuant to Section 12(h), all distributions of cash by the Company to its Members shall be made first to any Preferred Classes (as applicable). Thereafter, all cash distributions shall be made among all Members in proportion to their Unit ownership.

(f) Reimbursements. For purposes of this Section, neither a reimbursement to a Manager or a Member for an expenditure properly considered as a cost or expense of the Company, nor the payment by

the Company of any fee to a Manager or Member, nor the payment to a Manager or Member of any principal or interest on any loan, shall be considered a distribution to a Member, and the Company may make any such reimbursement, payment, or repayment prior to any distribution to Members under this Section.

(g) Limitation of Liability. All distributions, upon dissolution or otherwise, shall be made solely from the property of the Company and no Member (even if the Member has a deficit balance in the Member's Capital Account) or Manager shall be personally liable for any such return.

(h) Tax Distributions. The Board of Managers will consider, on or before April 1 of each calendar year, without obligation, to the extent the Company's cumulative profits exceed the total of all previously allocated taxable losses, the ability of the Company to make a distribution (a "**Tax Distribution**") in respect of the Company's most recently ended tax year to Members of record on the last day of such year in an amount equal to the Tax Payment Percentage (as hereafter defined), or such other amount determined by the Board of Managers, of the net taxable income allocable to each Member based on the Units owned by such Member. The "**Tax Payment Percentage**" shall equal the highest marginal federal income tax rate applicable to any Member for the applicable taxable period. Notwithstanding any other provision of this Agreement, the Company shall be under no obligation to make any distribution if such distribution is then prohibited under applicable law or any agreement to which the Company is a party.

(i) Withholding. The Company is hereby authorized to withhold any amounts from a Member's distributions as may be required by applicable local, state and/or federal tax law. The Company is further authorized to remit any such withholdings to the applicable taxing authority in accordance with applicable law.

Section 13. Indemnification.

(a) To the fullest extent permitted by applicable law, no member of the Board Managers, Board of Advisors nor any officer (collectively, the "**Covered Persons**") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 13 by the Company shall be provided out of and to the extent of Company assets only (including E&O insurance, and the Members and the Managers shall not have personal liability on account thereof).

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay

such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 13.

(d) A Covered Person shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Covered Person unless (i) the Company has agreed in writing to pay such fees and expenses, (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above or (iii) the Company's counsel has determined that representation of the Covered Person and other parties by the same counsel would be inappropriate under applicable standards of professional conduct (whether or not such representation by the same counsel has been proposed) due to actual or potential differing interests between them. It is understood, however, that the Company shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such Indemnitees having actual or potential differing interests with the Company, unless but only to the extent the Indemnitees have actual or potential differing interests with each other.

(e) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

(f) The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

(g) The foregoing provisions of this Section 13 shall survive any termination of this Agreement.

Section 14. <u>Transfers of Units and Admission of New Members.</u>

(a) No Transfer of Units shall be made by any Member except Transfers which are permitted by and made in compliance with this Section. No Units shall be Transferred: (i) without compliance with any and all state and federal securities laws and regulations; and (ii) unless the Transferee otherwise complies with this Agreement. Any attempted Transfer of Units in violation of this Section shall be null, void and of no effect and shall confer no rights on the Transferee as against the Company or any Member. Unless otherwise agreed, a Transfer of Units shall include all of the Transferor's rights with respect to the Transferred Units.

(b) Each Transferor shall be deemed to give each Transferee the right to become a Member and each Transferee permitted under this Section shall be admitted as a Member. The Transferee shall have all of the limited liability company rights of the Transferor and shall be subject to all of the restrictions and liabilities of the Transferor with respect to the Transferred Units. In addition, in order for the Transferee to be admitted as a Member, the following conditions must be satisfied: (i) the Transfer shall be made by a written instrument, signed by the Transferor and accepted in writing by the Transferee, and a duplicate original of such instrument shall be delivered to the Company; and (ii) the Transferee shall execute and

deliver to the Company a written instrument, in form reasonably satisfactory to the Company, pursuant to which the Transferee agrees to be bound by this Agreement.

(c) The Transfer of Units to any of the following persons shall constitute a permitted Transfer hereunder:

(i) the Company or another Member(s);

(ii) a Transferee to which the Board of Managers has given its consent in writing;

(iii) in the event of the dissolution of a Member that is a corporation, partnership, limited liability company, or other entity, any owner thereof receiving a liquidating distribution of Units;

(iv) in the case of a Member that is an entity, another entity controlled by such Member or to an entity in common control with such entity or to a person which controls such Member;

(v) in the case of a Member who is an individual, an entity controlled by such Member; his or her immediate family or a trust for their benefit; provided, however, that in respect of transfers by way of testamentary or inter vivos trust, the trustee shall be a member of the Member's immediate family. For purposes of this subparagraph, "**immediate family**" is defined as including the husband, wife, child, father, mother, sister or brother of a Member, or the spouse of an issue, sister or brother of a Member.

(d) A Member (the "**Seller**") who enters into a contract to sell any Units (the "**Contract**") to someone other than a permitted Transferee under paragraph (c) may sell such Units upon receiving the written consent of the Board of Managers and compliance with this paragraph (d). Class B Members shall not have the right to participate in the rights provided to the Members set forth in this paragraph (d). References to "Member(s)" (other than as a Seller) shall exclude the Class B Units.

(i) The Contract must be bona fide, be conditioned only on compliance with this Agreement, be in writing, and be the entire agreement of the parties thereto. The Contract must identify and set forth the Units subject to the Contract (the "**Contract Units**"), the purchase price for such Contract Units, which must be stated in United States dollars (the "**Contract Price**"), and the terms of payment of the Contract Price and the closing date, which shall be not earlier than sixty (60) days nor later than ninety (90) days after the date notice of the Contract is given to the Company through the Board of Managers (collectively the "**Contract Terms**"), and the name, address, and telephone number of the purchaser and if the purchaser is not to be the beneficial owner of the Contract Units, the name, address, and telephone number of such beneficial owner (collectively the "**Purchaser**"). The Contract must be executed by and be binding on the Seller and Purchaser subject only to compliance with this Agreement.

(ii) Immediately upon execution of the Contract, the Seller shall give notice of the Contract to the Chairman of the Board of Managers. Such notice must contain a copy of the Contract.

(iii) Effective upon the date such notice is given (the "**Effective Date**"), the Company shall have the option to purchase the Contract Units upon the Contract Terms. The Board of Managers (excluding the Seller and the Purchaser, or their Affiliates, if a Manager) shall determine whether and as to how many of the Contract Units the Company shall exercise such option. In order to exercise such option, the Company must give notice of such exercise, stating the number of Contract Units as

to which the Company is exercising such option and the number of Contract Units as to which the Company is not exercising such option, if any (the "**Remaining Contract Units**"), to all of the Members within twenty (20) days after the Effective Date. If the Company exercises such option with respect to less than all of the Contract Units, such exercise shall be deemed to be contingent upon the exercise, under paragraph (iv) below, of options to purchase all of the Remaining Contract Units.

(iv) If the Company does not exercise such option or exercises such option with respect to less than all of the Contract Units, effective twenty (20) days after the Effective Date each of the Members except the Seller (the "**Option Member(s)**") shall have the option to purchase, upon the Contract Terms, the number of Remaining Contract Units multiplied by a fraction in which the numerator is the number of Units such Option Member owns and the denominator is the aggregate number of Units owned by all Option Members. In order to exercise such option, an Option Member must give notice of such exercise to the Seller, the Company and all Members within forty (40) days after the Effective Date. If no Option Members exercise such option, the Seller shall proceed in accordance with paragraph (vi) below. If less than all Option Members exercise such option: (i) each of the Option Members exercising such option (collectively the "**Exercising Members**") shall be obligated to purchase the number of Remaining Contract Units multiplied by a fraction in which the numerator is the number of Units such Exercising Member owns and the denominator is the aggregate number of Units owned by all Option Members; and (ii) in addition, any Exercising Member who, in its notice of exercise, offers to purchase additional Remaining Contract Units (which become available if less than all Option Members exercise such option), shall be obligated to purchase the number of Remaining Contract Units not obligated to be purchased under clause (i) above multiplied by a fraction in which the numerator is the number of Units such Exercising Member owns and the denominator is the aggregate number of Units owned by all Exercising Members making an offer described in this clause (ii). If no Exercising Members so make such an offer, the Seller shall proceed in accordance with paragraph (vi) below.

(v) The closing of all purchases under this Section shall take place on the closing date under the Contract Terms. If any purchaser (or its representative) fails to appear at the closing, unless the closing date is extended by no more than twenty (20) days by mutual consent of the Seller and the purchaser (or its representative), or appears and fails to purchase the Contract Units which such purchaser is obligated to purchase, the closing shall be adjourned two business days and at such adjourned closing the Company or any Exercising Member may purchase such Contract Units and they may allocate such Contract Units between them in any manner to which they may agree.

(vi) If the Company and the Members do not exercise their respective options to purchase all of the Contract Units, or if they exercise such options but fail to purchase all of the Contract Units in accordance with paragraph (v) above, the Seller shall sell the Contract Units only to the Purchaser and only in accordance with the Contract Terms, but not later than one hundred twenty (120) days after the Effective Date. If the Purchaser does not purchase all of the Contract Units from the Seller within such period, or if they make or wish to make any change, whether or not such change is material, in the Contract Terms, the Seller's right to sell to the Purchaser under this Section shall terminate, and the Seller shall not sell the Contract Units without again complying with this Section.

(e) <u>Registration, Transfer and Exchange</u>. The Company shall keep at the Principal Office an original copy of this Agreement in which the Secretary shall reflect all transfers of outstanding Units that are made pursuant to Section 14 in the Unit Journal; provided, however, that the Secretary shall not reflect in the Unit Journal any transfer that is not made in compliance with this Section 14. Unless there is a valid challenge to the integrity and accuracy of the Unit Journal, the Company may treat any Person in whose name Units are recorded in the Unit Journal as the absolute owner of such Units.

(f) Change of Entity. The Board of Managers with the consent of Members owning a Member Supermajority of Units may convert the Company from a limited liability company form of organization to a corporate form, and in connection therewith, issue shares of stock to Members in proportion to their then existing Units in the Company.

Section 15. Withdrawal.

No Member shall have any right to withdraw from the Company without the prior written consent of the Board of Managers.

Section 16. Books and Records.

(a) Books; Place; Access. The Treasurer shall maintain books of account on behalf of the Company at the Principal Office or such other place as may be designated by the Board of Managers. All Members shall at all reasonable times have access to and the right to inspect the same. The Company shall not be required to prepare or maintain the materials set forth in the Act or any other records that are not otherwise expressly required by the Act or this Agreement.

(b) Information Rights. Each Member, shall have the right to the information set forth in Section 48-3a-410 of the Act ("**Company Confidential Information**"). Each Member may use Company Confidential Information only for purposes reasonably related to a Member's Units in the Company and upon the conditions set forth in Section 48-3a-410(2)(b) of the Act. Company Confidential Information shall be provided solely at the Company's principal office during business hours and upon ten (10) days' written notice to the Manager. The requesting Member shall bear all expenses incurred in any examination made for such Member's account. Company Confidential Information shall be deemed confidential and each Member shall have a duty to keep such information confidential and not use it except in furtherance of the Company's interest. The Company may reasonably restrict the use of any Company Confidential Information provided to Members to the furthest extent permitted by the Act. In the event of any breach or threatened breach of a reasonable restriction on the use of any Company Confidential Information, the Company shall be entitled to equitable relief, all without the posting of a bond or other security, monetary damages and any other relief permitted by applicable law, including, without limitation, the Act.

(c) Tax Information; Financial Information.

(i) Within 90 days after the close of each Fiscal Year, all necessary tax information shall be transmitted to all Members.

(ii) At the discretion of the Board of Managers, the Company will provide such other reports, audits and financial statements as the Board of Managers shall determine.

(d) Tax Elections and Accounting. The Board of Managers, in consultation with the Company's tax advisers, shall make or refrain from making any elections required or permitted to be made by the Company under the Code and shall choose the Company's tax accounting method from all available tax accounting methods. The Board of Managers may, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b), cause the Company to elect pursuant to Code Section 754 to adjust the basis of the assets of the Company in the manner provided in Code Sections 734 and 743.

(e) Tax Matters Partner. The Board of Managers shall designate a Member as the tax matters partner (the "**TMP**"), as such term is defined in Code Section 6231(a)(7) (as amended and/or replaced), and the TMP is authorized to and shall represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The Board may remove and replace the TMP with or without cause. The initial TMP shall be **Brian Coleman.** The Members and the TMP shall use all reasonable efforts to comply with the responsibilities outlined in Code Sections 6222 through 6231 (including any Treasury Regulations thereunder and any successor or amendatory provisions thereto for which a tax matters partner is designated). Members holding a majority of the Units outstanding may remove the TMP at any time or the TMP may resign as TMP at any time. Upon such resignation or removal of the TMP, the Members shall appoint a successor TMP in the manner required by applicable Treasury Regulations. The successor TMP shall be determined by the vote of Members holding a majority of the Units outstanding. The name and contact information of the current TMP shall be recorded and maintained by the Secretary in the Company's records.

Section 17. Dissolution.

(a) The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of not less than a Member Supermajority of the total number of Units, or (ii) the entry of a decree of judicial dissolution under the Act.

(b) Notwithstanding any other provision of this Agreement, the Bankruptcy of a Member shall not cause the Member to cease to be a Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows:

(i) First, to creditors, including Members and Managers who are creditors in the order of priority based upon collateral rights or otherwise required by law or contract;

(ii) Second, to any Preferred Classes in accordance with the applicable Preferred Class Designations, as applicable;

(iii) Third, to the Members pro rata in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions, and allocations for all periods; and

(iv) Fourth, to the extent all positive Capital Account balances have been repaid, the remainder proceeds, if any, shall be allocated and distributed proportionately among the Members based upon their relative Units.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Members in the manner provided for in this Agreement and (ii) the Certificate of Organization shall have been canceled in the manner required by the Act.

Section 18. Waiver of Partition: Nature of Interest.

Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each of the Members hereby irrevocably waives any right or power that such Person might have to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. The Members shall not have any interest in any specific assets of the Company, and waive any right to seek partition of the Company's property. Unless a debt is created or acknowledged by this Agreement, or is subsequently validly created under this Agreement and is documented in writing, Members shall not have the status of a creditor with respect to any distribution pursuant to Section 17. The interest of the Member in the Company is personal property.

Section 19. Benefits of Agreement: No Third-Party Rights.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of a Member. Nothing in this Agreement shall be deemed to create any right in any Person (other than Covered Persons) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than Covered Persons).

Section 20. Severability of Provisions.

Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 21. Specific Performance.

Each of the parties acknowledges and agrees that the subject matter of this Agreement is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity. The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

Section 22. Entire Agreement.

This Agreement (together with any applicable Service Agreements) constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 23. Governing Law.

This Agreement shall be governed by and construed under the laws of the State of Utah (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 24. Amendments.

This Agreement may be modified, altered, supplemented or amended pursuant to a vote passed by a Member Supermajority of the Members as required by Section 8(b)(ii). For the avoidance of doubt, the issuance of a Unit Class Designation shall only require the consent of the Board of Managers and shall not be deemed an amendment to this Agreement for purposes of this Section 24 or Section 8(b)(ii).

Section 25. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument.

Section 26. Notices.

Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (a) in the case of the Company, to the Company at its Principal Office, (b) in the case of a Member, to the Member at its address as listed on the Member List, (c) in the case of a Manager, to the Manager at his or her address as designated on the Member List, if applicable, and if not applicable, then to the address of the Manager on file with the Company, and (d) in the case of any of the foregoing, at such other address as may be designated by written notice.

Section 27. Representations by Each Member.

Each Member hereby represents and warrants to the Company, the Board of Managers and each other Member as follows:

(a) in the case of a Member that is an entity: (i) that Member is duly incorporated, organized, or formed (as applicable), validly existing, and (if applicable) in good standing under the law of the jurisdiction of its incorporation, organization, or formation; (ii) if required by applicable law, that Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization, or formation; and (iii) that Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by its board, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by that Member have been duly taken;

(b) that Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency, or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity);

(c) that Member's authorization, execution, delivery, and performance of this Agreement do not and will not (i) conflict with, or result in a breach, default or violation of, (A) the organizational documents of such Member (if it is an entity), (B) any contract or agreement to which that Member is a party or is otherwise subject, or (C) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any governmental authority or other Person, unless such requirement has already been satisfied;

(d) that Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company, such Member has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of Units as it has desired to ask

and conduct, and all such questions have been answered to its full satisfaction; it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company; it understands that owning Units involves various risks, including the lack of any public market for Units, the risk of owning its Units for an indefinite period of time and the risk of losing its entire investment in the Company; it is able to bear the economic risk of such investment; it is acquiring its Units for investment, solely for its own beneficial account and not with a view to or any present intention of directly or indirectly selling, transferring, offering to sell or transfer, participating in any distribution, or otherwise disposing of all or a portion of its Units.; and

(e) Each Member hereby: (1) acknowledges that it has received all the information it has requested from the Company that it considers necessary or appropriate for deciding whether to acquire the Units and that it has reviewed the Risk Factors attached hereto as **Schedule 1**, (2) represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Units and to obtain any additional information necessary to verify the accuracy of the information given such Member regarding this Agreement and the operations of the Company's business, (3) that it has a prior relationship with the Company and/or its founders and did not receive any information regarding the Company on an unsolicited basis or by means of a general solicitation, (4) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of acquiring a Units in the Company and (5) that such Member (unless otherwise approved by the Board of Managers) is an "accredited investor" as defined in Regulation D of the Securities Act. Each Member hereby acknowledges receipt of business plans, financial information and other information regarding the Company.

Section 28 Buy/Sell Right.

(a) Trigger and Initiation Notice. In the event that there is a dispute among the Members and/or with the Managers arising out of or relating to this Agreement or the operation of the Company, the parties shall attempt in good faith to resolve such dispute promptly by negotiation. Any party may give each other party written notice that a dispute exists (a "Notice of Dispute"). The Notice of Dispute shall include a statement of such party's position. Within ten (10) business days of the delivery of the Notice of Dispute, the parties shall meet at a mutually acceptable time and place, and attempt to resolve the dispute (the "Negotiation Meeting"). All documents and other information or data on which each party relies concerning the dispute shall be furnished or made available on reasonable terms to each other party at least five (5) business days before the first meeting of the parties. Following the Negotiation Meeting, any Member or group of Members collectively holding more than 33% of the Company's total Units (the "Initiating Member(s)") may elect to invoke the provisions of this Article 28 by giving written notice thereof (the "Initiation Notice") to the other Member(s). The Initiation Notice shall set forth (a) the Initiating Member's calculation of the value of 100% of the Units in the Company (the "Offer Value") as of the date of such notice, and (b) an offer price for each Member's Units in the Company, based upon such Members' pro rata share of all Units (the "Pro Rata Offer Value"). For example, if the Initiating Member valued 100% of the Company's Units at $100 and the non-Initiating Member(s) had 50% of the Company's Units, then the Pro Rata Offer Value for such Units would be $50. The Initiating Notice shall be accompanied by evidence that the Initiating Member has deposited in escrow with a title company or financial institution an earnest money deposit (the "Deposit") in an amount equal to no less than ten percent (10%) of the Pro Rata Offer Value.

(b) Election by Responding Member. Within thirty (30) days after the delivery of the Initiation Notice, the non-initiating Member(s) (the "Responding Member") shall furnish written notice (the "Election Notice") to the Initiating Member pursuant to which the Responding Member elects either (a) to purchase the Units of the Initiating Member in the Company, or (b) to sell its Units in the Company to the Initiating Member. If the Responding Member elects to be the purchaser under clause (a) of the previous sentence, the

Election Notice shall include (i) the purchase price for the Units of the Initiating Member, which shall be the amount that the Initiating Member would receive based upon the Pro Rata Offer Value of the Company set by the Initiating Member in the Initiation Notice, and (ii) evidence that the Responding Member has made a substitute Deposit with the escrow agent holding the Initiating Member's Deposit, which substitute Deposit shall be an amount equal to no less than ten percent (10%) of the Pro Rata Offer Value of the Units of the Initiating Member. Upon receipt of such substitute Deposit, the escrow agent shall return the initial Deposit to the Initiating Member. If the Responding Member fails to deliver the Election Notice to the Initiating Member or the substitute Deposit to the escrow agent within such thirty (30)-day period, the Responding Member shall be deemed to have elected to sell its Units to the Initiating Member. If the Responding Member elects to sell its Units in the Company to the Initiating Member, the purchase price shall be the amount set forth in the Initiation Notice. If the Responding Member elects to purchase the Units of the Initiating Member, the purchase price shall be the amount set forth in the Election Notice, which shall be the amount that the Initiating Member would receive based on the Pro Rata Offer Value of the Company set forth in the Initiation Notice.

(c) Closing. Closing shall take place on a date specified by the purchasing Member, which shall be a business day that is no later than thirty (30) days after the Responding Member's delivery of the Election Notice to the Initiating Member, in Salt Lake City, Utah, at a place designated by the purchasing Member. At the closing, the selling Member shall assign to the purchasing Member (or its designee), by instruments of transfer as shall be reasonably required, all of the selling Member's Interests in the Company, free and clear of all liens and encumbrances (other than those encumbrances relating to Company financings which such Units are pledged as security). In addition, the selling Member shall cooperate to effect a smooth and efficient continuation of the Company's business and affairs, including, without limitation, executing any required consents, resolutions or amendments to the Articles, maintaining relationships with Persons with whom the Company does business, and, to the extent legally possible, such selling Member shall cause all of its rights and duties under contracts entered into by it on behalf of the Company to be assigned to the Company. At the closing, the purchasing Member shall pay to the selling Member the entire purchase price in immediately available funds. The purchasing Member, as a condition to the closing, shall cause the selling Member and any members or other Affiliates of the selling Member to be released from any and all liability under any indebtedness of the Company as well as any guarantees or security benefiting the Company.

(d) Remedies. If a Member is required, or has elected, under this Article 28 to purchase the other Members' Units in the Company, but fails to tender the funds required within the required time period, then at the option of the selling Member, as its sole and exclusive remedy, the selling Member may elect to either:

(i) purchase the other Member's Units in the Company for an amount equal to seventy-five percent (75%) of the purchase price determined in accordance with Section 28(b) above; or

(ii) cancel the buyout, and retain the Deposit as liquidated damages.

[*Signature page follows*]

IN WITNESS WHEREOF, the Members have approved this Agreement as of the Effective Date.

2 ROW BREWING LLC

By: ______________________
Name: **Brian Coleman**
Title: **President**

MEMBERS:

See Exhibit A - member List

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

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ADDENDUM A

DEFINITIONS

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"**Act**" has the meaning set forth in the preamble to this Agreement.

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such Person.

"**Agreement**" means this Operating Agreement of the Company, together with the schedules attached hereto, as amended, restated or supplemented or otherwise modified from time to time.

"**Bankruptcy**" means, with respect to any Person, if such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties, or (vii) if 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace any definition of "Bankruptcy" set forth in the Act.

"**Code**" shall mean the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

"**Company**" means 2 Row Brewing LLC, a Utah limited liability company.

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise.

"**Controlling**" and "**Controlled**" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

"**Excess Cash Flow**" shall mean, with respect to any fiscal period, the receipts of the Company from all sources, including amounts released from reserves, less the sum of the following amounts: (i) operating expenses, including wages and salaries, insurance, taxes, legal and accounting expenses, commissions, management fees and expenses, utilities, repairs and maintenance, advertising and promotion, research and development, raw materials and cost of goods sold, and any and all other items which are customarily considered to be operating expenses, but excluding depreciation, amortization, and other noncash expenses; (ii) principal, interest, and premium, if any, under any indebtedness of the Company (to a Member or third party); (iii) capital expenditures; (iv) reasonable amounts set aside as reserves by the Managers for working

capital, contingent, unmatured, or unforeseen liabilities or obligations, expenditures for planned expansion of the Company's business, expenditures for protection of the Company's patents or other assets, expenditures for challenging any infringements of the Company's patents, or any of the expenditures described in clauses (i), (ii) and (iii) above; (v) amounts distributed to Members; (vi) proceeds from borrowings and from the sale, exchange, or other disposition of Company assets other than in the ordinary course of the Company's business; and (vii) capital contributions. Amounts owing to Members in the form of loans, payment of services, rents and other payables shall be paid first to such Members before the determination of any "Excess Cash Flow".

"**Managers**" means the persons selected to be on the Board of Managers of the Company from time to time as described herein. The Managers are hereby designated as "managers" of the Company within the meaning of the Act.

"**Member**" means existing Members and any Person admitted as an additional member of the Company or a substitute member of the Company pursuant to the provisions of this Agreement, each in its capacity as a member of the Company.

"**Member Supermajority**" means, with respect to any decision of the Members, Members who hold at least Two-Thirds of the Units having the right to vote with respect to that decision.

"**Net Profit**" and "**Net Losses**" shall mean (i) the income or loss, as the case may be, of the Company for federal income tax purposes for a tax year as determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in Net Profits and Net Losses), plus (ii) any tax-exempt income received by the Company, less (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (including any expenditures treated as being described in Section 705(a)(2)(B) pursuant to the regulations promulgated under Code Section 704(b)).

"**Preferred Classes**" has the meaning set forth in Section 6(a)(iii) of the Agreement.

"**Person**" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

"**Reorganization**" means (i) any consolidation or merger of the Company with or into any other Person that results in a Change of Control, (ii) any conversion of the Company into another entity, (iii) any exchange or other transaction pursuant to which outstanding Units are converted into other securities, property or money or (iv) any sale, transfer or other disposition of all or substantially all of the Company's assets in a single transaction or a series of related transactions. A dissolution or liquidation of the Company pursuant to Section 17 will not constitute a "Reorganization" within the meaning of this Agreement. A "Change of Control" means any Person other than an existing Member becomes the beneficial owner, directly or indirectly, of 50%, or more, of the Company's outstanding Units.

"**Transfer**" shall mean any sale, assignment, transfer, conveyance, pledge, encumbrance, grant or other disposition, direct or indirect, voluntary, involuntary, or by operation of law, and with or without consideration, by a Member. "**Transferee**" and "**Transferor**" shall refer to the Persons Transferring and receiving, respectively, the applicable Units in accordance with the terms of this Agreement.

"**Unit Class Designation**" has the meaning set forth in Section 6(a)(iii) of the Agreement.

"**Unit Journal**" shall mean the Member List maintained by the Company, which is deemed to be the definitive list of all holders of Units as of the date of this Agreement, and to be modified over time by all additional Units validly authorized and issued under this Agreement and all authorized transfers under Section 14.

"**Units**" shall mean units of ownership interest in the Company into which the Members' ownership interests in the Company are divided, and include Class A Units, Class B Units, and any other type or Class of ownership Units created in accordance with this Agreement. The Units as of the date of this Agreement are set forth opposite each Member's name on the Member List. Any reference to any action requiring the consent of the Members or vote of a certain number/percentage/quorum of Units (or other similar language) shall be deemed to exclude the Class B Units for all purposes.

B. Rules of Construction.

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this Agreement.

EXHIBIT A

Member List

Names	Capital Account	Units	Class of Units
Brian Coleman	44.77%	47,500	A
Deidria Coleman	44.77%	47,500	A
Kevin Engel	4.71%	5,000	A
Thomas Weaver	.47%	500	A
Michele Weaver	.47%	500	A
Jerry and Lizette McPhie	.57%	600	A
Amber and Allen Handy	.38%	400	A

Troy and Sherri Davis	.38%	400	A
Chuck Zitting	.38%	400	A
Justin and Stacy Stiers	.38%	400	A
Dave and Lorraine Lapadat	.47%	500	A
Pat and Pamela Flaherty	.38%	400	A
Lisa Collier	1.89%	2000	A
Email:			
Total:	**$[100%]**	**[106,100]**	

SCHEDULE 1

RISK FACTORS

All investments risk the loss of capital. No guarantee or representation is made that the Company will achieve its investment objectives. An investment in the Company is speculative and involves certain considerations and risk factors, which prospective investors should consider before subscribing.

If any of the events described in these risk factors or the documents described herein should occur, or if additional risks not presently known to the Company should occur, or risks not currently considered by the Company to be material should occur, the Company's business, financial condition or results of operation could be harmed, its ability to operate could be adversely affected and investors could lose all or part of their investment. **An investment in the Company involves a high degree of risk and Units should not be purchased by any person who cannot afford a loss of his, her or its entire investment.**

General and Business Risks.

The business in which the Company generally engages involves significant risks. No assurance can be given that investors will realize a profit on their investment. Moreover, each investor may lose some or all of its investment. Because of the nature of the Company's business activities, the results of the Company's operations may fluctuate from period to period. Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results in future periods.

A downturn in the economy may affect consumer purchases of discretionary spending, which could have an adverse effect on the Company's business, financial condition, profitability and cash flows.

The United States economy is subject to recessions and fluctuations in supply and demand as a result of a variety of issues, including turmoil in the credit and financial markets, consumer confidence, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets. Given the potential significance and widespread nature of these circumstances, the U.S. economy could be significantly challenged in a recessionary state for an indeterminate period of time. These economic conditions could cause many of the Company's existing and potential customers to delay or reduce purchases of our products for some time, which in turn could harm its business by adversely affecting its revenues, results of operations, cash flows and financial condition. The Company cannot predict the duration of these economic conditions or the impact they will have on its customers or business.

Competition and Innovation

Intense competition in the craft beer space and changing consumer preferences in the Company's key markets could cause the Company to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent the Company from increasing prices to recover higher costs, any of which could cause the Company to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, innovation faces inherent risks, and the new products the Company introduces may not be successful, while competitors may be able to respond more quickly to emerging trends.

Management Reliance.

The Company is substantially dependent on the skills, experience, decisions and actions of its senior

management and other key personnel, particularly Brian Coleman. The Company does not carry "key person" life insurance policies. The death, disability, departure or retirement of any key individual would have a substantial adverse effect on the Company.

Liquor Laws in Utah.

The sale of alcohol in Utah is governed by a complex set of laws and regulations that change on a regular basis. Compliance with such laws is essential to remaining licensed to produce and sell alcoholic beverages. Failure to properly comply (including inadvertent sales to minors) could result in the Company losing its license to produce and sell alcoholic beverages, which would have a material adverse impact on the Company's profitability.

The Company may be subject to periodic litigation and other regulatory proceedings, which could results in unexpected expense of time and resources.

From time to time, the Company may be called upon to defend against lawsuits and regulatory actions relating to its business. As a manufacturer and a distributor of products for human consumption, the Company may experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have an adverse impact on its business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management's attention from operations and result in substantial legal fees.

Limited Right of Withdrawal; Voting.

A holder of Units is restricted in its right to make full or partial withdrawals from the Company pursuant to the terms of the Operating Agreement.

In addition, holders of Series B Units do not have voting rights, except in limited circumstances, and have limited ability to control the direction of the Company.

Long-term, Illiquid Investment.

Prospective investors should consider investment in the Company a long-term, illiquid investment of indefinite duration. There is currently no public market for the Units and the Company does not anticipate that any such market will develop. The Units have not been registered under the Securities Act or any other applicable state or federal securities law, rule or regulation. There can be no assurance that the Company will be able to maintain cost efficient operations or that any future site will achieve a significant level of market acceptance. The Company's business model implementation and growth plan will require significant expenditures. The required level and timing of such expenditures will impact the Company's ability to achieve profitability and positive cash flows from operations at the levels projected. As a result, there can be no assurance that the Company will ever achieve significant commercial revenues or profitability.

Future Classes of Preferred Units.

The Company's Board of Managers is authorized to issue Preferred Units. The Company's Board of Managers has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Units. The issuance of any Preferred Units may

result in a decrease in the value or market price of the Units that you acquire. Holders of Preferred Units may have the right to receive dividends, certain preferences in liquidation, and conversion rights.

Offering Price No Relation to Value.

The Company determined the Unit price and maximum offering amount of the Units without an independent valuation. Among the factors considered in determining this price and amount were its profitability, its current immediate prospects, the backgrounds of the employees and the current condition of the financial markets. There is, however, no relationship whatsoever between the offering price of the Units and the Company's assets, earnings, book value or any other objective criteria of value.

Minority Ownership.

The Units offered constitute a minority ownership interest in the Company. The officers and managers will own on a fully-diluted basis a majority of the Company's Units. Accordingly, the Company's officers and managers are able to influence the election of the Company's management and the outcome of Company actions requiring member approval.

Complicated Structure; No Other Representations.

The structure of the Company is complex. It is possible that a potential Member may misunderstand or misread the Operating Agreement or representations of an officer of the Company. However, the Operating Agreement, and not any investor's subjective understanding of the Operating Agreement, or any representations outside this Agreement, governs the rights, preferences and obligations of a Member of the Company.

No Audited Financial Statements.

The Company does not have audited financial statements. Any financial statements prepared by the Company may not be audited, reviewed, compiled or otherwise verified by any external accountant financial statements or be prepared in accordance with generally accepted accounting principles. Having no external review raises the probability that such errors may not be discovered and corrected.

If the Company violates federal or state securities laws, it could face significant legal liability and be forced to terminate its operations.

The Company is offering the Units pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Units under the Securities Act. As a result of the Company's decision to offer the Units without registration under the Securities Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the Securities Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the SEC or state securities division that might make it difficult for the Company to continue its business.

The Company depends on supply sources and strategic competencies

The attractiveness of the Company's business will depend on being able to ensure continued adequate supplies of certain raw materials. Although the Company may enter into agreements for these materials in the context of long-term commitments, any shortage of supply could adversely affect the Company's business operations.

Risks Beyond Company Control.

The continued threat of terrorism within the U.S., acts of war and adverse monetary policies may cause significant disruption to commerce throughout the world. In addition, general economic uncertainty and global recession appear to be having an adverse impact on economic conditions, which may adversely affect the Company's business. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

No Independent Counsel.

The interests of investors in the Company have not been separately represented by independent counsel in

connection with the preparation of the Subscription Materials, the organization of the Company, or the structuring of the Company and the transactions described herein. Michael Best & Friedrich LLP ("**MBF**"), the law firm that has performed, and will perform, services for the Company, was retained by the Company. MBF's services shall not be construed as an endorsement or recommendation of the Units or confirmation of the accuracy of the Company's information contained herein or elsewhere. MBF has not conducted an independent investigation relating to the facts and information set forth in the Subscription Materials but has relied solely on the Company for the information provided therein. Each investor is advised to obtain his, her or its own independent legal, tax or other counsel. Each investor acknowledges that MBF does not represent such party and that MBF is representing the Company (the interests of which may be adverse to such investor). MBF specifically disclaims any duty to any of the investors/Members as it solely represents the interests of the Company.

Federal Income Tax Risks.

There are various Federal income tax risks associated with an investment in the Company. Set forth below is a brief discussion of some of these tax risks. Each prospective Member is strongly urged to consult his, her or its own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on his, her, or its individual tax situation. No attempt is made herein to discuss or evaluate the tax consequences under any state tax law as to any type of prospective investor.

(a) The Company May Not Be Treated As A Pass-Through Entity For Tax Purposes.

Although the Company has not requested an Internal Revenue Service ("Service") ruling as to its classification as a partnership for federal income tax purposes, the Company should be treated as a partnership for Federal income tax purposes unless the Company elects to be treated as an association taxable as a corporation. The Company has no intention to make such election.

However, if the Company has more than 100 members, and if it fails to meet certain tests under the Regulations under Section 7704 of the Internal Revenue Code of 1986, as amended ("Code"), it could be treated as a "publicly traded partnership" and taxed as a corporation. If the Company was taxable as a corporation, its income and deductions would not be passed through to the Members to be reported on their respective returns, and the Company would have to pay tax on its income, thereby reducing cash available for distribution. In addition, any distributions to the Members may be treated as taxable dividends. Such a recharacterization would substantially reduce the effective yield from an investment in the Units.

The status of the Company as a partnership for federal income tax purposes will depend upon the continued effectiveness of current applicable law and regulations.

(b) Tax Liability Of Members May Exceed The Amount Of Cash Distributions.

The allocable share of the Company's income gain or loss which Members are required to report on their personal income tax returns is not directly related to the cash distributions actually received by the Members during any year. Cash distributions, if any, from the Company may not be sufficient to pay the income tax, if any, resulting from a Member's allocable share of the Company's income or gain in any particular year, and, therefore, Investment Members could be required to use funds from other sources to satisfy their tax liability. In addition, the Company may invest the cash received upon a sale of any property, and consequently, there may not be funds available for distribution to the Members to pay their tax from the sale.

(c) Risk Of Reallocation Of Profits And/Or Losses.

Profits and/or losses allocated to the Members could be reallocated if the Service contends successfully that the allocations and distributions provided for in the Operating Agreement do not satisfy the requirements under Code Section 704. Although the Company believes substantially all of the allocations to the Members will satisfy such requirements, there can be no assurance that the Service will not attempt to reallocate such tax items among the Members.

(d) Risk Of Audit.

Information returns filed by the Company are subject to audit by the Service and the applicable state taxing authority. An audit of the Company's return could lead to adjustments increasing a Member's income, decreasing a Member's losses or increasing the tax owed. Any such audit could lead to an audit of a Member's individual tax return in which items unrelated to the Company could be challenged.

(e) Alternative Minimum Tax.

The losses, if any, allocated to the Members and any tax preference items generated in connection with a Member's investment in the Company could subject a Member, depending on his, her, or its other items of income, deduction and tax preferences, to the alternative minimum tax. Since the application of the alternative minimum tax to each Member will vary depending on a Member's personal tax situation in any year, each prospective investor should consult with his, her, or its personal tax adviser with respect to the possible application of the alternative minimum tax and its consequences.

(f) Payments to the Manager And Affiliates.

The Company has made and will make payments to the Manager or its affiliates for various services and will deduct payments for certain of those services over various periods of time. However, there can be no assurance that any or all of such amounts will not be deemed by the Service to be includable in the cost of the Company's properties or to be nondeductible items, in which case the deductions available to the Company would be reduced in the early years of its operations and possibly increased through additional amortization and depreciation deductions in later years.

(g) Limitations on the Deductibility Of Losses.

A Member's share of Company losses, if any, may be deducted only to the extent of the Member's tax basis in the Units and such Member's at-risk amount with respect to each activity. Also, an investment in the Units will be a passive investment activity to each Member. Under Section 469 of the Code, the losses, if any, allocated to a Member can be used only to offset a Member's passive income and cannot be used to offset a Member's income from salary, interest, dividends or other non-passive sources. In addition, any interest income of the Company cannot be offset by passive losses from this or other entities and, therefore, it is possible that the Members will be allocated income and losses from the Company that cannot be offset against each other. Each prospective Member should consult his, her, or its own tax adviser as to the application of these complex rules to the Member's personal situation.

(h) Penalties and Interest.

If the Service successfully challenges the Company's tax treatment of one or more items, the Members may be liable for penalties and interest, as well as additional tax.

(i) Possible Changes in Tax Laws.

The tax laws and their interpretation are constantly under review. Proposals are continually made to amend such laws, and such proposals vary widely in their scope and effect. Any future changes could have an adverse effect on an investment in the Company. This is an area of rapid and unpredictable change, and prospective investors are urged to consult their own tax advisers as to current developments.

State and Local Taxes.

Members should consider potential state and local income tax consequences of an investment in the Interests. A Member's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company Members should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Company may be required to withhold state taxes from cash distributions otherwise payable to the Members. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise, or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the Members. Members' tax return filing obligations and expenses may also be increased as a result of expanded state and local filing obligations. The Company encourages potential investors to consult with their own tax advisor on the impact of applicable state and local taxes and state tax withholding requirements.

THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL AND STATE INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY. IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THIS OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THIS OFFERING WILL NOT BE THE SAME FOR ALL MEMBERS, EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR CONCERNING THE EFFECTS OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN THE UNITS AND ON HIS, HER, OR ITS INDIVIDUAL TAX SITUATION. NO ATTEMPT IS MADE HEREIN TO DISCUSS OR EVALUATE THE TAX CONSEQUENCES UNDER ANY FEDERAL LAW OR STATE TAX LAW AS TO ANY TYPE OF PROSPECTIVE MEMBER.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY PROSPECTIVE INVESTORS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON PROSPECTIVE INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH AND NOT SET FORTH

HEREIN, THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK. ONLY RISK CAPITAL (CAPITAL YOU CAN AFFORD TO LOSE) SHOULD BE INVESTED IN THE COMPANY. ANY PERSON CONSIDERING THE PURCHASE OF THESE UNITS SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS AGREEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE UNITS SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OPERATING AGREEMENT
OF
2 ROW BREWING LLC

CLASS B PREFERRED UNIT DESIGNATION

This Class B Preferred Unit Designation of 2 Row Brewing LLC, a Utah limited liability company (the "Company"), is made and entered into effective as of [February 9, 2023] (the "**Effective Date**"), by the Members of the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Operating Agreement.

(a) Designation and Number. A class of Company Preferred Units, designated as Class B Preferred Units, is hereby established.

(b) Rank. The Class B Preferred Units will, with respect to rights to receive distributions and to participate in distributions or payments upon liquidation, dissolution or winding up of the Company, rank senior to the Class A Units and Class B Units and any other class of Units of the Company, now or hereafter issued and outstanding, the terms of which provide that such Units rank, as to distributions and upon liquidation, dissolution or winding up of the Company, junior to such Class B Preferred Units ("**Junior Units**").

(c) Voting Rights. Except as required by applicable law or the Operating Agreement, the holder of the Class B Preferred Units shall have no voting rights.

(d) No Distributions. The Class B Preferred Units shall not be entitled to receive any distributions, whether regular, special, liquidating or otherwise, of cash, or other assets or securities.

(e) Conversion. The Class B Preferred Units are not convertible into or exchangeable for any other property or securities of the Company, except as provided herein.

(i) upon request of a holder of Class B Preferred Units, the Company shall convert an equal whole number of the Class B Preferred Units into Class B Units. The Company shall retire a number of Class B Preferred Units equal to the number of Units converted into such other form of consideration.

(ii) Following any such conversion or retirement by the Company pursuant to this Section (e), the Company shall make such revisions to the Operating Agreement of the Company as it determines are necessary to reflect such conversion.

(f). Other Terms. Each Class B Preferred Unit holder shall be bound by the terms of the Operating Agreement.

IN WITNESS WHEREOF, the Company has caused the undersigned to sign this certificate on this ___ day of February, 2023.

Name: Brian Coleman
Title: Chief Executive Officer